08001665

ZURICH

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

SUPPL

Your reference File No. 82-5089
Our reference SWM/bc
Date April 1, 2008

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)44 625 25 25
http://www.zurich.com

Dir. phone +41 (44) 625 35 22
Dir. fax +41 (44) 625 15 22
susanne.wolf@zurich.com

Dear Sir or Madam

Enclosed herewith please find the English version of the following two news releases:

- "Zurich closes acquisition of TEB Sigorta A.S. in Turkey", dated March 31, 2008
- "Zurich acquires 50% stake in Can Soluciones Integrales S.A. in Spain", dated March 31, 2008

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely,
Zurich Financial Services

Susanne Wolf-Mettier
Legal Adviser

Enclosures

News Release

ZURICH®

Zurich closes acquisition of TEB Sigorta A.S. in Turkey

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN
Valor: 001107539

Media Relations
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Zurich, March 31, 2008 – Zurich Financial Services Group (Zurich) has announced today the completion of the acquisition of 100% of general insurer TEB Sigorta A.S. from TEB Mali Yatirimlar A.S. (TEB Mali). TEB Sigorta is one of the fastest growing and most profitable general insurance companies in Turkey with a strong focus on banc-assurance. After having announced this transaction on January 24, 2008, Zurich has now received all necessary regulatory approvals.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 60,000 people serving customers in more than 170 countries.

For **broadcast-standard video** supporting this news release, please visit http://www.thenewsmarket.com/zurich. If you are a first-time user, please take a moment to register. In case you have any questions, please email journalisthelp@thenewsmarket.com.

News Release

ZURICH®

Zurich acquires 50% stake in Can Soluciones Integrales S.A. in Spain

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN
Valor: 001107539

Media Relations
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Zurich, March 31, 2008 – Zurich Financial Services Group (Zurich) announced today that its subsidiary Zurich Spain has signed an agreement to acquire 50% of Can Soluciones Integrales S.A. (Can Soluciones) from Caja de Ahorros y Monte de Piedad de Navarra (Caja Navarra). The purchase price amounts to approximately USD 71 million initially plus an earn-out component of up to approximately USD 63 million depending on the future performance of Can Soluciones. As part of the agreement, the jointly owned company will enter into an exclusive agreement with Caja Navarra for the distribution of general insurance products. This acquisition reflects the strategy of Zurich's business division Europe General Insurance to further expand its footprint in Spain.

Having a proven track record of successful partnerships, Caja Navarra is the number 1 ranked financial institution in the region of Navarra. Moreover, it has a significant footprint in the neighbouring regions, serving more than 640,000 clients in the Northeast region of Spain with a distribution network of over 350 branches. This acquisition puts Zurich in an excellent position to fully leverage this network.

Annette Court, Zurich's CEO, Europe General Insurance, said: "This acquisition represents another important step in achieving our profitable growth strategy. It enables Zurich to expand its reach in this region of Spain and enable many more customers to benefit from the highly competitive products and services we have to offer."

ZURICH®

The transaction is subject to the approval of the relevant regulatory authorities.

Note to editors:

The acquisition of Can Soluciones represents the seventh bolt-on acquisition of Europe General Insurance within the last 16 months. This is in line with the Group's strategy to achieve profitable growth both organically and through tactical bolt-on acquisitions by expanding its customer, product and distribution capabilities. Acquisitions included:

- United Kingdom: Endsleigh Limited, an insurance intermediary in the UK (December 2006)
- Spain: ACC Seguros y Reaseguros de Daños, S.A., a leading surety writer in Spain (December 2006)
- Russia: OOO NASTA Insurance Company, a leading personal lines insurer (April 2007)
- Ireland: Wrightway Underwriting Limited, one of the most successful independent underwriting agencies in Ireland (September 2007)
- Germany: Real Garant Versicherung AG, one of the leading providers of car warranty insurance in Germany (October 2007)
- Turkey: TEB Sigorta A.S., one of the fastest growing and most profitable general insurance companies in Turkey (January 2008)

ZURICH®

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 60,000 people serving customers in more than 170 countries.

For **broadcast-standard video** supporting this news release, please visit http://www.thenewsmarket.com/zurich. If you are a first-time user, please take a moment to register. In case you have any questions, please email journalisthelp@thenewsmarket.com.

END